UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11625

Pentair Ltd.1

(Exact name of registrant as specified in its charter)

Freier Platz 10, 8200

CH-8200 Schaffhausen, Switzerland

41-52-630-48-00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, Par Value CHF 0.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair plc, as successor to Pentair Ltd., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PENTAIR PLC

Date: June 3, 2014	By:	/s/ Angela D. Lageson
Angela D. Lageson
Senior Vice President, General Counsel and Secretary

[1]	On June 3, 2014, Pentair Ltd. (“Pentair-Switzerland”) completed its merger (the “Merger”) with Pentair plc (“Pentair-Ireland”), a wholly owned, direct subsidiary of Pentair-Switzerland as contemplated by the Merger Agreement (the “Merger Agreement”), dated December 10, 2013, by and between Pentair-Switzerland and Pentair-Ireland. Pursuant to the Merger Agreement, each outstanding Pentair-Switzerland common share, par value CHF 0.50, was converted into the right to receive one Pentair-Ireland ordinary share. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Pentair-Switzerland, which was merged into Pentair-Ireland, under the Exchange Act, and does not affect the reporting obligations Pentair-Ireland, which is the successor to Pentair-Switzerland under the Exchange Act.